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direct dial 202 508 5825

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AKaslow@KilpatrickStockton.com

May 11, 2010

Chris Harley

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	FedFirst Financial Corporation Registration Statement on Form S-1 Filed March 12, 2010 File No. 333-165437

Dear Ms. Harley:

On behalf of FedFirst Financial Corporation (the “Company”), we are providing additional information to supplement the response to the staff’s comment letter issued on May 5, 2010.

As discussed in prior correspondence, the Company receives reports from FTN Financial Securities regarding the pooled trust preferred securities that it holds. For each security, the Company receives a report that describes the issuers in the pool and provides summary financial and operating information with respect to each issuer. A copy of the report for one of the securities is enclosed with this letter. The report provides financial condition data (the amount of surplus and assets and asset quality information), operating ratios (net premium written to surplus, net leverage, return on surplus, and combined ratios over different periods) and A.M. Best ratings for each issuer in the pool. The Company evaluates the collateral specific information in this report to assess the credit characteristics of the underlying collateral for each security. The Company believes that it has adequately summarized its review of collateral specific information on page F-19 of the prospectus and that further disclosure would not be useful to an investor.

As previously discussed, the Company uses cash flow modeling provided by FTN Financial Securities. The model provides nine scenarios available within three deal cash flow assumption categories (prepays constant, no prepays, prepays constant utilizing select years and defaults over 5 years and constant thereafter). A copy of the portion of the report that describes the various scenarios and output for one of the model’s scenarios is enclosed with this letter. The Company does not rely on a single scenario for its analysis. Rather, as previously discussed, the

Chris Harley

U.S. Securities and Exchange Commission

May 11, 2010

Company reviews the cash flow analysis for each of the scenarios contained within the model. As of December 31, 2009, the securities passed all scenarios with positive cash flow, which indicated that there was no OTTI.

If you have any questions or further comments, please contact the undersigned at (202) 508-5825.

Very truly yours,

/s/ Aaron M. Kaslow
KILPATRICK STOCKTON LLP

Enclosures

cc:	Paul M. Aguggia, Esq., Kilpatrick Stockton LLP Patrick G. O’Brien, FedFirst Financial Corporation Hugh T. Wilkinson, Esq., Elias, Matz, Tiernan & Herrick L.L.P.